Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-001

CMGI, INC.

1100 Winter Street, Suite 4600

Waltham, Massachusetts 02451

        January 28, 2005

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	CMGI, Inc.
Form 10-K for fiscal year ended July 31, 2004
Filed October 14, 2004
Form 8-K filed August 2, 2004
File No. 000-23262

Ladies and Gentlemen:

On behalf of CMGI, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission, as set forth in your letter dated December 14, 2004 to Mr. Joseph C. Lawler, the Company’s President and Chief Executive Officer. The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. References to page numbers in the responses refer to the page numbers in the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2004.

The Company acknowledges that the adequacy and accuracy of the disclosure in the filings listed above is the responsibility of the Company. The Company also acknowledges that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings. Finally, the Company acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for fiscal year ended July 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Overview, page 11

Comment 1. The Overview section appears to merely repeat information contained in the Business section. As stated in Release No. 33-8350, the introduction or overview section should not be a duplicative layer of disclosure that merely repeats the more

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detailed discussion and analysis contained in the filing. Please amend so that your Overview section focuses on discussing the most important matters that management considers when evaluating the company’s financial condition and operating performance. As suggested by the Release, consider identifying and discussing key performance indicators, including non-financial performance indicators, that management uses to manage its business and that would be material to investors. For example, in light of the diverse nature of the two lines of businesses, consider identifying any differences in the indicators that management uses to evaluate the performance of its supply chain management business and venture capital business.

Response:

The Company proposes to revise the indicated disclosure as follows:

“Overview

CMGI, through its SalesLink subsidiary, provides industry-leading global supply chain management services and marketing distribution solutions. We provide extended supply chain management services and solutions to the technology industry on a global basis. These services and solutions include supply base and inventory management, sourcing, manufacturing, configuration, assembly processes, EDI solutions offering direct connections with customers IT systems, distribution and fulfillment, e-commerce, order management, production, customer service and supply chain design and consulting. We also provide marketing distribution services to our customers, fulfilling orders for promotional collateral and products by assembling and shipping the items requested. We also maintain interests in several venture capital funds which invest in emerging, innovative and promising technologies and industries. An aggregate of $2.1 million was invested by our venture capital affiliates during fiscal 2004.

Management evaluates operating performance based on net revenue, operating income (loss) and “non-GAAP operating income (loss)”, which is defined as the operating income (loss) excluding net charges related to depreciation, long-lived asset impairment, restructuring, and amortization of intangible assets and stock-based compensation. For fiscal 2004, CMGI reported net revenue of $397.4 million, an operating loss of $23.7 million and a non-GAAP operating loss of $11.0 million.

As we entered fiscal 2004, we articulated the following goals:

•	Make strategic investments to expand globally;

•	Narrow our losses;

•	Preserve our cash; and

•	Improve our operating efficiencies.

We believe our sales and cost savings initiatives implemented throughout fiscal 2004, in addition to our acquisition of Modus Media in August 2004, represents substantial progress towards these goals. Following the Modus acquisition, we conduct

Confidential Treatment Requested by CMGI, Inc.

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business in the United Kingdom, The Netherlands, Hungary, France, Singapore, Taiwan, China, Malaysia, Ireland and other foreign locations, in addition to the Company’s North American operations. We expect to continue to develop, expand and refine our product and service offerings.

As a large portion of our revenue comes from outsourcing services provided to customers such as hardware manufacturers, software publishers and consumer electronics companies, our operating performance could be adversely affected by declines in the overall performance of the technology sector. The markets for our supply chain management and marketing distribution products and services are very competitive. We also face pressure from our customers to continually realize efficiency gains in order to help our customers maintain their gross margins and profitability. Increased competition and customer demands for efficiency improvements may result in price reductions, reduced gross margins and loss of market share. As a result of these competitive and customer pressures, the gross margins in our business are low. Increased competition arising from industry consolidation and/or low demand for our customers’ products and services may hinder our ability to maintain or improve our gross margins, profitability and cash flows. We must continue to focus on margin improvement, through cost reductions and asset and employee productivity gains in order to improve the profitability of our business and maintain our competitive position. We are reacting to margin and pricing pressures in several ways, including efforts to lower our cost to service customers, move work to lower-cost venues, establish facilities closer to our customers to gain efficiencies, and add other service offerings at higher margins.

We have a limited number of key customers that account for a significant percentage of our revenue. For the fiscal year ended July 31, 2004, one customer, Hewlett Packard, accounted for approximately 71% of our consolidated net revenue. As a result of the Modus acquisition, we expect this customer concentration to be reduced below 40% in fiscal 2005. We currently do not have any agreements which obligate any customer to buy a minimum amount of products or services from us. Consequently, our sales are subject to demand variability by our customers. The level and timing of orders placed by our customers vary for a variety of reasons, including seasonal buying by end-users, the introduction of new technologies and general economic conditions. We expect to continue to derive the vast majority of our operating revenue from sales to a small number of key customers.

In fiscal 2005, we will focus on the ModusLink integration, as well as on expanding our customer base and service offerings, and capitalizing on outsourcing opportunities worldwide. Among the key external factors that will influence our fiscal 2005 performance are the continued improvement of global economic conditions, especially in the technology sector, increased demand for our customers’ products, and increased demand for outsourcing services.”

Results of Operations, page 13

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-004

Comment 2. It is the position of the SEC staff that the MD&A section should provide an adequate discussion of the underlying drivers of the business. The discussion should provide investors with an analysis and identification of significant issues as seen through the eyes of management.

•	We note that on page 13 you identify a number of factors that affected revenue. Please revise your disclosure to quantify the impact of each factor.

•	On page 14, you identified that the decrease of gross margin was attributed mainly to changes in the composition of products distributed and overall lower average per unit selling prices. Please revise your disclosure to quantify the impact of each factor.

•	On page 15, you have identified a number of factors that contributed to the decline of G&A by 40%. Please revise your disclosure to quantify the impact of each factor.

For additional guidance, refer to Item 303 of Regulation S-K and SEC Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response:

The Company proposes to revise the indicated disclosures as follows:

“The decrease in revenue within the eBusiness and Fulfillment segment during the fiscal year ended July 31, 2004, as compared to the prior year, was primarily attributable to lower order volumes and lower per unit selling prices for certain programs that support a major U.S. based original equipment manufacturer (OEM) customer. These volume reductions were largely attributable to reduced product shipments as a result of changes in demand for a major customer’s products distributed from SalesLink’s U.S. operations. This year over year decrease in order volumes resulted in a $6.7 million reduction in revenues, while the reduction in the average per unit selling price resulted in a $49.6 million reduction in revenues. In addition, the prior period included revenue of approximately $23.1 million related to certain customer programs that were discontinued during the prior year and have not been replaced. The decrease in revenue from the prior period was partially offset by the addition of new projects which contributed revenues of $12.3 million, and stronger overall demand for our customers’ products in Europe during fiscal 2004, which generated incremental revenues of approximately $28.8 million.”

“The decrease in the Company’s gross margins was primarily attributable to changes in the composition of products distributed for certain of our customers and overall lower average per unit selling prices than in the prior year. This year over year decrease in average per unit selling prices resulted in a reduction in gross margins of approximately $4.8 million.”

Confidential Treatment Requested by CMGI, Inc.

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“General and administrative expenses decreased by 40% during the fiscal year ended July 31, 2004, as compared to the prior fiscal year. This decrease was primarily attributable to headcount reductions in fiscal 2003 and in the current year at the Company’s corporate headquarters and its SalesLink subsidiary by 182 and 42 employees, respectively. These headcount reductions resulted in a reduction of employee related expenses in fiscal 2004 of approximately $11.5 million. These headcount reductions were executed in connection with restructuring activities designed to reduce the overall cost structure of the Company in response to decreased demand for SalesLink’s supply chain management services in the United States. General and administrative costs were also significantly lower in fiscal 2004 as compared to the prior year as a result of other restructuring activities designed to reduce costs and improve productivity. These activities resulted in lower year over year costs related to the Company’s IT infrastructure, insurance programs, and real estate commitments by approximately $4.0 million, $2.4 million and $7.9 million, respectively.

The general and administrative expenses within the Other category primarily reflect the cost of the Company’s directors and officers insurance, costs associated with maintaining certain of the Company’s information technology systems and costs associated with certain corporate administrative functions such as legal and finance which are not fully allocated to the Company’s subsidiary companies, and administrative costs related to the Company’s venture capital affiliates. General and administrative expenses within the Other category, decreased compared to the same period in the prior fiscal year, primarily as a result of restructuring initiatives at the Company’s corporate headquarters that were designed to reduce the overall cost structure of the Company. These restructuring initiatives primarily included headcount reductions of 116 and 18 employees in fiscal 2003 and fiscal 2004, respectively. These headcount reductions resulted in lower employee related expenses in fiscal 2004 by approximately $7.7 million. In addition, the Company completed a substantial downsizing of its IT infrastructure which resulted in a reduction of IT related expenses by approximately $2.6 million, and wrote off unutilized office space and equipment, which reduced our general and administrative expenses in fiscal 2004 by $8.5 million and $1.7 million, respectively. Additionally, during the fiscal year ended July 31, 2004, the Company incurred lower costs of $1.6 million related to its insurance programs, principally directors and officers insurance, as compared to the prior fiscal year. These cost reductions were partially offset by severance related costs ($1.0 million), costs associated with a potential acquisition that was not consummated ($1.3 million), and integration costs associated with the Modus acquisition ($0.7 million).”

Comment 3. We note management’s forward-looking statement relating to future revenues as a result of its acquisition of Modus. Please amend to provide more detail as to the future timing of management’s expectation that its supply chain management business will eventually achieve “nearly $1 billion in annual revenue.”

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-006

Response:

The Company proposes to revise the indicated disclosure as follows:

“By acquiring Modus, CMGI expects to create a supply chain management market leader with nearly $1 billion in revenue in fiscal 2005.”

Comment 4. Please amend to explain why your “[v]isibility remains relatively low” (page 14) and discuss any steps that you are taking to increase visibility.

Response:

The Company proposes to revise the indicated disclosure as follows:

“The Company continues to see volatility in the global consumer electronics markets and as such maintains a conservative view on order volumes and revenue. Our current ability to forecast the amount and timing of future order volumes is low, and we expect such condition to continue for the foreseeable future, as the Company is highly dependent upon the business needs of its customers, whose businesses, in turn, depend upon various factors related to the high tech sector generally and demand for products and services in that industry. The Company sells primarily on a purchase order basis, rather than pursuant to long-term contracts or contracts with minimum purchase requirements. These purchase orders are generally for quantities necessary to support near-term demand for our customers’ products. A significant portion of our customer base operates in the technology sector, which is intensely competitive and very volatile. Our customers’ order volumes vary from quarter-to-quarter for a variety of reasons, including, market acceptance of their new product introductions and overall demand for their products. This business environment, and our mode of transacting business with our customers, does not lend itself to precise measurement of the amount and timing of future order volumes, and as a result, future sales volumes and revenues could vary significantly from period to period.”

Liquidity and Capital Resources, page 26

Comment 5. The discussion of a registrant’s liquidity should not be overly general. A generic statement, such as the last sentence of your liquidity discussion, is unhelpful to an investor’s understanding of the company’s financial condition. Therefore, in addition to identifying the sources of liquidity, please amend to identify and discuss any trends, demands, events, or uncertainties that are reasonably likely to affect your liquidity (including, if possible, quantified disclosure regarding the impact on liquidity) as well as how you intend to address any potential liquidity deficiencies. See Release No. 33-8056

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and Release No. 33-8350. For example, you note on page 12 that competition in the market for supply chain management services, as well as industry consolidation, are expected to increase in the future. In light of your historical dependence on cash from operations to meet your financial needs, you should explain how such trends will affect your liquidity. In addition, it appears that a large percentage of the cash received during fiscal years 2004 and 2003 was derived from investing activities, such as the sale of Overture Services shares by Alta Vista. In light of this dependence on investment income, consider discussing how certain known trends or uncertainties, such as market volatility or decline in the overall performance of the technology sector (as described on page 35 of the Form 10-K) could affect your future liquidity.

Finally, your amended filing should distinguish between your ability to meet short-term liquidity needs and your ability to meet long-term liquidity needs. We consider “long-term” to be in excess of the next 12 months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. You should clarify whether you will have sufficient cash and other financial resources to fund operations for the next twelve months as well as beyond the next twelve months.

Response:

The Company proposes to revise the indicated disclosure as follows:

“Liquidity and Capital Resources

Historically, the Company has financed its operations and met its capital requirements primarily through funds generated from operations, the issuance of CMGI common stock, the sale of investments in subsidiary and affiliate entities and borrowings from lending institutions. As of July 31, 2004, the Company’s primary source of liquidity consisted of cash and cash equivalents of $271.9 million. Additionally, prior to July 31, 2004, the Company’s SalesLink subsidiary had a revolving bank credit facility of $23.0 million and a term loan facility of $4.8 million. On July 31, 2004, SalesLink replaced its outstanding bank facilities with a new Loan and Security Agreement (the Loan Agreement). The Loan Agreement provides a revolving credit facility not to exceed $30.0 million. Advances under the credit facility may be in the form of loans or letters of credit. As of July 31, 2004, approximately $15.8 million of borrowings were outstanding under the facility, and approximately $7.8 million had been reserved in support of outstanding letters of credit. All borrowings under the Loan Agreement mature on June 30, 2005. The credit facility includes restrictive financial covenants, all of which SalesLink was in compliance with at July 31, 2004. These covenants include liquidity and profitability measures and restrictions that limit the ability of SalesLink, among other things, to merge, acquire or sell assets without prior approval from the bank. The Company’s working capital at July 31, 2004 was approximately $261.1 million, compared to $217.1 million at July 31, 2003.

Net cash used for operating activities of continuing operations was $18.7 million in fiscal 2004, $66.6 million in fiscal 2003 and $94.3 million in fiscal 2002. Cash used

Confidential Treatment Requested by CMGI, Inc.

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for operating activities of continuing operations represents net income (loss) as adjusted for non-cash items and changes in working capital. In fiscal 2004, non-cash items primarily included depreciation, amortization and impairment charges of $7.1 million, equity in losses of affiliates of $0.8 million, and non-operating gains, net of $43.4 million. The non-operating gains primarily included a $40.5 million gain on the sale by AltaVista of approximately 3.2 million shares of Overture Services, Inc. common stock and a $2.1 million gain on the sale of approximately 1.0 million shares of Loudeye Corp. common stock. In fiscal 2003, non-cash items primarily included depreciation, amortization and impairment charges of $11.3 million, restructuring charges of $14.4 million, the realization in income of a cumulative translation adjustment of $5.0 million related to the Company’s shutdown of its European operations, and non-operating losses, net of $31.8 million. In fiscal 2002, non-cash items primarily included depreciation, amortization and impairment charges of $21.7 million, equity in loss of affiliates of $15.4 million, and non-operating gains, net of $102.1 million.

The Company believes that further reductions in the net cash used for operating activities of continuing operations is dependent on several factors, including increased profitability, effective inventory management practices, and optimization of the credit terms of certain vendors of the Company. On August 2, 2004 the Company completed its acquisition of Modus. Under the terms of the merger agreement, CMGI issued approximately 68.6 million shares of CMGI common stock and assumed or substituted options to purchase approximately 12.6 million shares of CMGI common stock in exchange for all outstanding equity of Modus, and made a net cash payment of approximately $66.2 million to retire Modus’ debt and pay certain deal related costs. The Modus acquisition is expected to position the Company to generate cash flows from operations, however, our cash flows from operations are dependent on several factors including the overall performance of the technology sector, and the market for outsourcing services. The intensity of the competition in our markets is expected to continue to increase and this increased competition may result in price reductions, reduced gross margins and loss of market share. A one-percentage point decline in our gross margins earned in fiscal 2004 would have resulted in a $4.0 million decline in our cash flows from operating activities. We continue to focus on margin improvement, through cost reductions and asset and employee productivity gains in order to improve the profitability and cash flows of our business and maintain our competitive position. We are reacting to margin and pricing pressures in several ways, including efforts to lower our cost to service customers, move work to lower-cost venues, establish facilities closer to our customers to gain efficiencies, and add other service offerings at higher margins.

Investing activities of continuing operations provided cash of approximately $84.1 million in fiscal 2004, and $97.1 million in fiscal 2003, and used cash of $6.9 million in fiscal 2002. The $84.1 million of cash provided from investing activities of continuing operations in fiscal 2004 primarily included $75.4 million in cash proceeds from AltaVista’s sale of approximately 3.2 million shares of Overture Services, Inc. common stock, $11.2 million of cash proceeds from the release of the escrow portion of the AltaVista proceeds, $2.4 million of cash proceeds from the Company’s sale of

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approximately 1.0 million shares of Loudeye Corp. common stock, $1.0 million in cash proceeds from the sale of approximately 0.2 million shares of Primus Knowledge Solutions common stock, $1.0 million of cash proceeds from the repayment of a note receivable from uBid, and $1.1 million in cash proceeds from the sale of approximately 0.2 million shares of NaviSite, Inc. common stock, partially offset by $6.2 million in capital expenditures and $2.1 million in investments in affiliates. The $97.1 million of cash provided from investing activities of continuing operations in fiscal 2003 primarily included $64.7 million in cash proceeds from AltaVista’s sale of substantially all of its assets and business operations, and the subsequent sale by AltaVista of a portion of the Overture common stock received from the transaction, $7.1 million of cash proceeds from the Company’s sale of Tallán, $5.0 million of cash proceeds from the Company’s sale of Yesmail, $15.4 million of cash proceeds related to the acquisition of Vicinity by Microsoft, and $8.0 million of cash proceeds that the Company received from the sale of its minority interest in Signatures, partially offset by $4.0 million in capital expenditures. The $6.9 million of cash used for investing activities of continuing operations in fiscal 2002 primarily included $16.7 million of cash used for capital expenditures, $40.3 million of cash used for acquisitions, and $11.2 million of cash used for investments in affiliates. These expenditures were partially offset by $57.9 million of cash provided from the sale of marketable security investments. As of July 31, 2004, the Company’s primary sources of future liquidity from investing activities were available-for-sale securities of approximately $0.3 million and investments in affiliates of approximately $18.6 million. The Company does not anticipate being dependent on liquidity from these investments to fund either its short-term or long-term operating activities.

Financing activities of continuing operations provided cash of $10.8 million in fiscal 2004, and $0.2 million in fiscal 2003, and used cash of $176.3 million in fiscal 2002. The $10.8 million of cash provided by financing activities of continuing operations during fiscal 2004 included $1.3 million of proceeds from the issuance of common stock, and $13.0 million of borrowings under SalesLink’s revolving line of credit in order to support expected demand for certain products of a major OEM customer, partially offset by $3.5 million of repayments of borrowings from a bank. The $0.2 million of cash provided by financing activities of continuing operations in fiscal 2003 primarily included $1.2 million of proceeds from the issuance of common stock, partially offset by $1.0 million of payments of long-term debt. The $176.3 million of cash used for financing activities of continuing operations in fiscal 2002 primarily included $75.0 million of payments of notes payable and $100.3 million of payments to retire the Company’s Series C Convertible Preferred Stock obligations. As of July 31, 2004, the Company’s primary source of future liquidity from financing activities was $6.4 million of available borrowings under SalesLink’s revolving bank credit facility. The Company does not anticipate being dependent on liquidity from this source to fund either its short-term or long-term operating activities.

Cash used for discontinued operations totaled $1.2 million, $29.9 million and $118.6 million for fiscal years 2004, 2003 and 2002, respectively.

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-0010

Given the Company’s cash resources as of July 31, 2004 and the expected impact of the Modus acquisition, the Company believes that it has sufficient working capital and liquidity to support its ModusLink business, as well as continue to make investments through its venture capital affiliates over the next twelve months and for the foreseeable future.”

Contractual Obligations, page 28

Comment 6. We refer to your disclosure on pages 7, 12 and 36 that “the Company is often required to purchase and maintain adequate levels of inventory in order to meet customer needs rapidly and on a timely basis.” Clarify to us if the requirement could be considered purchase obligations. If material, include in the table of Contractual Obligations.

Response:

The Company’s supply chain management service offerings include the procurement, assembly and distribution of products for our customers. Our ability to provide our customers with products on a timely basis is a critical aspect of our service offerings. As such, we routinely purchase and maintain sufficient inventory levels to ensure that we can meet customer demand at all times. These inventory purchases are not subject to fixed or minimum quantity requirements and are not deemed to be unconditional purchase obligations as defined by SFAS No. 47, “Disclosure of Long-Term Obligations.”

Comment 7. We note the statement on page 28 that the “Company anticipates an increase in contractual obligations in fiscal 2005 as a result of the acquisition of Modus.” Supplementally, please describe the nature of these “contractual obligations” and the estimated amounts of these obligations, if known. To the extent that these obligations are discussed elsewhere, please refer us to the relevant disclosure.

Response:

The contractual obligations relating to the Modus acquisition consist of real estate and equipment lease obligations. The audited financial statements of Modus for the period ended December 31, 2003, which were included in CMGI’s Registration Statement on Form S-4, as amended (File No. 333-116417), and in CMGI’s Current Report on Form 8-K filed August 2, 2004, disclosed in Note 10, “Commitments and Contingencies,” Modus’ contractual obligations totaling approximately $85.7 million. The Modus acquisition was consummated on August 2, 2004. Accordingly, in the Management’s Discussion and Analysis section of our Quarterly Report on Form 10-Q for the quarter ended October 31, 2004, we have included, in our contractual obligations disclosure, Modus’ contractual obligations acquired.

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-0011

Comment 8. Supplementally, please clarify whether the $13.1 million of the company’s guarantees of its subsidiaries’ indebtedness is already included in the existing table of contractual obligations on page 28.

Response:

The $13.1 million of guarantees of subsidiary indebtedness noted on page 28 of our Form 10-K are not included in the table of contractual obligations. Of the $13.1 million of guarantees, $7.8 million related to outstanding letters of credit in support of inventory purchases by the Company’s wholly-owned subsidiary, SalesLink. The liabilities related to these inventory purchases by SalesLink are reflected in the Company’s July 31, 2004 consolidated balance sheet as a component of accounts payable.

The remaining $5.3 million of guarantees of subsidiary indebtedness relate to real estate leases of former subsidiaries that have been divested. The Company has evaluated these real estate guarantees in accordance with the provisions of FASB interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” and concluded that no liability is required to be recorded on the Company’s consolidated balance sheet as each of the real estate lease guarantees were entered into prior to December 31, 2002, the required FIN 45 implementation date.

Critical Accounting Policies, page 29

Comment 9. Critical accounting estimates and assumptions are based on matters that are highly uncertain. For this reason, you are required to analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information to investors. Please revise your disclosure to provide greater insight into the quality and variability of information regarding financial condition and operating performance by discussing how accurate the estimates/assumptions have been in the past, and by providing sensitivity analysis depicting reasonably likely scenarios had other variables been chosen in the determination of your estimates. Refer to SEC Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-0012

Response:

The Company proposes to revise the indicated disclosure as follows:

“CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, inventories, investments, intangible assets, income taxes, restructuring, impairment of long-lived assets and contingencies and litigation. Of the accounting estimates we routinely make relating to our critical accounting policies, those estimates made in the process of: preparing investment valuations; determining discounted cash flows for purposes of evaluating goodwill and intangible assets for impairment; determining future lease assumptions related to restructured facility lease obligations; and establishing income tax liabilities are the estimates most likely to have a material impact on our financial position and results of operations. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. However, because these estimates inherently involve judgments and uncertainties, there can be no assurance that actual results will not differ materially from those estimates.

Investments. The Company assesses the need to record impairment losses on its investments and records such losses when the impairment of an investment is determined to be other than temporary in nature. The process of assessing whether a particular equity investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. In making this judgment, the Company carefully considers the investee’s cash position, projected cash flows (both short and long-term), financing needs, recent financing rounds, most recent valuation data, the current investing environment, management/ownership changes, and competition. This valuation process is based primarily on information that the Company requests from these privately held companies and is not subject to the same disclosure and audit requirements as the reports required of U.S. public companies. As such, the reliability and accuracy of the data may vary. Based on the Company’s evaluation, it recorded impairment charges related to its investments in privately held companies of $1.6 million, $28.2 million, and $44.7 million for the fiscal years ended 2004, 2003, and 2002, respectively. These impairment losses are reflected in “Other gains (losses), net” in the Company’s Consolidated Statements of Operations.

Estimating the net realizable value of investments in privately held early-stage technology companies is inherently subjective and has contributed to significant volatility in our reported results of operations in the past and it may negatively impact our results of operations in the future. We may incur additional impairment charges to our equity investments in privately held companies, which could have an adverse impact on our future results of operations. A decline in the carrying value of our $18.6 million of investments in affiliates at July 31, 2004 ranging from 10% - 20%, respectively, would decrease our income from continuing operations by $1.8 - $3.7 million.

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-0013

At the time an equity method investee sells its stock to unrelated parties at a price in excess of its book value, the Company’s net investment in that affiliate increases. If at that time, the affiliate is not a newly formed, non-operating entity, or a research and development company, start-up or development stage company, and if there is no question as to the affiliate’s ability to continue in existence, the Company records the increase as a gain in its Consolidated Statements of Operations.

Accounting for Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets. On August 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires the Company to evaluate its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Accordingly, the Company is required to reassess the useful lives and residual values of all identifiable intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments. In addition, to the extent an intangible asset is then determined to have an indefinite useful life, the Company is required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142. The Company’s valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and projections of future operating performance. Management predominantly uses third party valuation reports to assist in its determination of the fair value of reporting units subject to impairment testing. These valuation reports, used to determine the fair value of reporting units for purposes of impairment testing, rely heavily on projections of future operating performance. The preparation of these projections takes into consideration both past performance and management’s expectations for future performance based on its experience. At July 31, 2004, the Company’s carrying value of goodwill totaled $22.1 million. This goodwill related entirely to the Company’s SalesLink subsidiary. SalesLink operates in a highly competitive environment and projections of its future operating results and cash flows may vary significantly from actual results. SalesLink’s future operating results and cash flows from operations are dependent on several factors including the overall performance of the technology sector, and the market for outsourcing services. The intensity of the competition is expected to continue to increase and this increased competition may result in price reductions, reduced gross margins and loss of market share. If our assumptions regarding our ability to maintain our competitive position in the marketplace or our assumptions of the future demand for our customers’ products and services used in preparing our valuations of the Company’s reporting units differ materially from actual future results, the Company may record impairment charges in the future. Additionally, the Company’s policy is to perform its annual impairment testing for all reporting units in the fourth quarter of each fiscal year. The Company performed its annual impairment test during the fourth quarter of fiscal 2004 and concluded goodwill was not impaired.

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-0014

Restructuring Expenses. For restructuring plans implemented prior to December 31, 2002, the Company assessed the need to record restructuring charges in accordance with EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (EITF 94-3). The Company also applies EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” and Staff Accounting Bulletin (SAB) No. 100, “Restructuring and Impairment Charges.” In accordance with this guidance, management must execute an exit plan that will result in the incurrence of costs that have no future economic benefit. Also under the terms of EITF 94-3, a liability for the restructuring charges is recognized in the period management approves the restructuring plan. The Company records liabilities that primarily include the estimated severance and other costs related to employee benefits and certain estimated costs to exit equipment and facility lease obligations, bandwidth agreements and other service contracts. These estimates are based on the remaining amounts due under various contractual agreements, adjusted for any anticipated contract cancellation penalty fees or any anticipated or unanticipated event or changes in circumstances that would reduce these obligations. In the past, certain of our restructuring estimates relating to contractual obligations have been settled for amounts less than our initial estimates. As of July 31, 2004, the Company’s accrued restructuring balance totaled $15.1 million, of which remaining contractual obligations represented $14.8 million. These contractual obligations principally represent future obligations under non-cancelable real estate leases. Restructuring estimates relating to real estate leases involve consideration of a number of factors including: potential sublet rental rates, estimated vacancy period for the property, brokerage commissions and certain other costs. Estimates relating to potential sublet rates and expected vacancy periods are most likely to have a material impact on the Company’s results of operations in the event that actual amounts differ significantly from estimates. These estimates involve judgment and uncertainties, and the settlement of these liabilities could differ materially from recorded amounts. As such, in the course of making such estimates management often uses third party real estate experts to assist management in its assessment of the marketplace for purposes of estimating sublet rates and vacancy periods. A 10% - 20% unfavorable settlement of our remaining restructuring liabilities as compared to our current estimates would decrease our income from continuing operations by $1.5 - $3.0 million. In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3. The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. The provisions of this Statement have been applied by the Company to exit or disposal activities that were initiated after December 31, 2002.

Income Taxes. Income taxes are accounted for under the provisions of SFAS No. 109, “Accounting for Income Taxes,” using the asset and liability method whereby

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-0015

deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. SFAS No. 109 also requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This methodology requires estimates and judgments in the determination of the recoverability of deferred tax assets and in the calculation of certain tax liabilities. At July 31, 2004 and 2003, respectively, a full valuation allowance has been recorded against the gross deferred tax asset since management believes that after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it is more likely than not that these assets will not be realized. As a result of the Modus acquisition, the Company expects its future operating results to improve substantially. In each reporting period, we evaluate the adequacy of our valuation allowance on our deferred tax assets. In the future, if the Company is able to demonstrate a consistent trend of pre-tax income, then at that time management may reduce its valuation allowance, accordingly. The Company’s net operating loss carryforwards for federal and state purposes (its deferred tax assets) total $1.9 billion and $2.1 billion, respectively, at July 31, 2004. A 5% reduction in the Company’s current valuation allowance on these federal and state net operating loss carryforwards would result in an income tax benefit of approximately $95.0 million and $105.0 million, respectively.”

Income Taxes, page 32

Comment 10. Addressing relevant guidance, tell us why it was appropriate to reduce by $76.4 million in fiscal year 2004 the company’s estimate of certain tax liabilities previously included in accrued income taxes.

Response:

[* * * * *]

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-0016

Factors That May Affect Future Results, page 34

Comment 11. Clarify to us the extent of the guarantees entered into on behalf of your current and former operating companies. Tell us how you have considered these guarantees in light of FIN 45.

Response:

Please refer to the Company’s response to Comment No. 8 above.

Financial Statements

Note 2 – Summary of significant accounting policies

Revenue recognition, page 50

Comment 12. We note that you revised your revenue recognition policy to comply with the provisions of EITF 00-21. Tell us in detail about the types of contracts in which you are recognizing revenue in accordance with EITF 00-21. Identify the deliverables in those contracts that contain multiple deliverables and tell us more about their nature.

Response:

The revisions to our revenue recognition policy to incorporate the provisions of EITF 00-21 were made in anticipation that multiple element arrangements could become prominent to the Company in the future. However, for the periods included in our fiscal 2004 Form 10-K, the provisions of EITF 00-21 had no impact on the Company’s financial position or results of operations.

Investments, page 52

Comment 13. Tell us and disclose in future filings the composition by affiliate of the impairment losses included in “other gains (losses), net.” Also, provide a schedule by affiliate of the amounts included in “Equity in losses of affiliates, net.” Provide both schedules for each of the three years ended July 31, 2004.

Response:

Please see requested schedules attached as Exhibit A and Exhibit B, respectively. The Company will disclose in future filings the composition by affiliate of the impairment losses included in “other gains (losses), net.”

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-0017

Comment 14. Tell us how you considered the total impairment charges in your conclusion that you were not required to file financial statements for any of your equity investees in accordance with Rule 3-09 of Regulation S-X. Supplementally, provide the supporting calculation.

Response:

In accordance with the provisions of Rule 3-09 of Regulation S-X, the Company concluded that separate financial statements of its investee companies were not required to be filed as no investee exceeded the 20% significance threshold. In preparing its significance analysis, management has included impairment charges on its investments in the equity investees in the same manner as equity in income/(losses) of each investee company. Please see supporting calculation supplementally provided as Exhibit C attached hereto.

Comment 15. In future filings, you should disclose any impairment charges for your equity investees together with their respective equity in income (loss) pick up.

Response:

In future filings, the Company will disclose any impairment charges for our equity investees together with their respective equity in income (loss).

Comment 16. Please provide the disclosures required by Rules 4-08 (g) of Regulation S-X for those investees that meet the criteria in section 210.1-02(w) for a significant subsidiary. When computing the income significance test, you should include any write-down of the investment. Revise or provide the supporting calculation.

Response:

The Company proposes to revise the indicated disclosure as follows:

“As of and for the year ended July 31, 2004, summarized financial information for one equity method investment in which the Company’s proportionate share of the investee company exceeds 10% of the Company’s consolidated assets or income/(loss) from continuing operations, in accordance with the provisions of Rules 4-08 (g) of Regulation S-X, was as follows:”

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-0018

(Unaudited)	Year Ended July 31, 2004 (in thousands)
Revenue	$1,684
Gross profit	$723
Loss from continuing operations	$(9,099)
Net loss	$(9,098)

(Unaudited)	July 31, 2004 (in thousands)
Current assets	$20,099
Non-current assets	$1,374
Current liabilities	$3,269
Non-current liabilities	$1,664
Redeemable preferred stock	$52,028

Note 3. Segment Information, page 58

Comment 17. It appears that you have determined that you operate in only one segment. Tell us your basis for concluding that you operate in one reportable segment in accordance with SFAS 131. If you aggregated your operating segments into one reportable segment, explain to us how your operating segments met the aggregation criteria under paragraph 17 of SFAS 131, in particular, the requirement that the operating segments have similar economic characteristics.

Response:

The Company’s conclusion that it operated in one reportable segment was reached based on an evaluation of its operating structure relative to the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” As of July 31, 2004, the Company had one current reporting segment, eBusiness and Fulfillment, which included the results of the Company’s sole operating business, SalesLink. Based on its analysis of the SalesLink business, management determined that SalesLink contained two components, each of which meet the criteria to be deemed operating segments, Supply Chain Management Services (SCM), which generated $379 million of revenues in fiscal 2004, and Marketing Distribution Services (MDS), which generated $18 million of revenues in fiscal 2004. In addition, the Company evaluated each of the identified operating segments relative to the aggregation criteria outlined in SFAS No. 131, and determined that aggregation was appropriate for these two operating segments based on the criteria outlined in paragraph 17 of SFAS No. 131. Each of these operating segments were deemed to have similar economic characteristics and to be similar in each of the following areas:

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Page CMGI 2005-0019

a.	The nature of the products and services

b.	The nature of the production process

c.	The type of class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities (Not Applicable).

Management’s consideration of each of these areas is as follows:

a.	Nature of products and services

Both SCM and MDS provide extended supply chain management services and literature/marketing distribution services. These services include supply base and inventory management, sourcing, configuration and assembly processes, distribution and fulfillment, e-commerce, order management, and customer service.

b.	Nature of production process

The nature of the production process/manner of service offering delivery is substantially the same for both SCM and MDS. These operations have highly similar production facilities, equipment, labor forces and production/service offering capabilities. To that point, it is not uncommon for work to be moved among the SCM and MDS production facilities in order to meet changing needs of our customers.

c.	Type or class of customer

The clients of SalesLink include companies that engage SalesLink to manage and perform multiple services across their supply chains. SCM’s customer base is primarily hardware manufacturers, software publishers and consumer electronics companies, while MDS’s customer base is primarily financial institutions. While the types of products that the respective customers sell to their end users are different, the needs of our customers and the services provided by both SCM and MDS are the same. In addition, the sales model of both SCM and MDS are similar. In the view of management, the sales teams are largely interchangeable. Both rely on a direct to customer sales force and both business units have largely interchangeable capabilities allowing the respective sales forces to sell into each other’s solution centers, if necessary.

d.	Methods used to distribute product

SCM and MDS use essentially the same fulfillment and distribution processes. Both similarly manage their customers supply base, order management, assembly processes and IT solutions. Their service models are both dependant on precision management and delivery of finished goods to customers on a just in time basis, and both use the same means of delivery to their customers.

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-0020

e.	Nature of regulatory environment

Not applicable.

In addition, with respect to the Company’s venture capital activities (reported within the Other category), management believes that these activities should be viewed similar to other corporate functions such as IT, Treasury, Finance, Legal, etc., which are not deemed operating segments. The Company’s operating costs associated with its venture capital activities is recorded as a component of general and administrative expenses and approximates $300K per quarter. The venture capital activities of the Company are deemed to be an investment vehicle for CMGI to invest a portion of its excess cash for purposes of realizing a higher rate of return than it realizes through its more traditional investment vehicles (commercial paper, government securities, etc.) Historically, these investments have primarily been minority stakes with no control provisions afforded. Our strategy contemplates that this will continue to be the investment profile in the future. Given the nature of these investments and our limited ownership stakes, we have not historically consolidated the financial results of the investee companies. These investments have been accounted for on a cost basis or in limited circumstances under the equity method. Accordingly, any gains or losses realized from these investment activities are recorded as non-operating gains/losses and are excluded from our measure of segment profitability.

Fiscal Year 2005 Modification of Segment Reporting

As a result of the Company’s August 2, 2004 acquisition of Modus Media, which the Company has combined with its SalesLink business, the Company has made changes in its organization structure, including the adoption of a more regionally focused operating model. Based on these changes in the organizational structure of the Company’s sole operating business, management reevaluated its segment reporting for its fiscal 2005 first quarter ended October 31, 2004, in accordance with the provisions of SFAS No. 131. As a result of its segment reporting evaluation, management concluded that it had three segments, eBusiness and Fulfillment- Americas, eBusiness and Fulfillment- Asia, and eBusiness and Fulfillment- Europe. Accordingly, in the Company’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2004, we have revised our segment disclosures for all periods presented.

Comment 18. We note the statement that the “Company believes that its Non-GAAP measure of operating income/(loss) provides investors with a useful supplemental measure of the Company’s operating performance.” Supplementally, please explain in more detail why you believe the measure labeled as “Non-GAAP operating income (loss)” is a useful indicator of operating performance. Specifically, since capital items are necessary to enable you to generate revenues, it is unclear how a financial measure that omits depreciation could be a relevant and useful measure of operating performance. Consider including such an expanded explanation in documents containing non-GAAP measures that are filed or furnished in the future.

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-0021

Response:

As noted in our disclosure, management believes its Non-GAAP measure of operating income/(loss) provides investors with a useful supplemental measure of the Company’s operating performance by excluding the impact of non-cash charges and restructuring activities. Each of the excluded items were excluded because they may be considered to be of a non-operational or non-cash nature.

With respect to capital expenditures and the resulting depreciation expense, management agrees with the Staff’s view that capital expenditures are made with the intent of enhancing revenue generating activities in future periods. However, given that depreciation of such items represents a non-cash charge, management regularly excludes depreciation from its evaluation of the underlying baseline operating results and trends of the business for purposes of planning and forecasting future periods.

The Company proposes to include the following expanded explanation in documents containing non-GAAP measures that are filed or furnished in the future:

“Management evaluates segment performance based on segment net revenue, operating loss and “Non-GAAP operating income (loss)”, which is defined as the operating income (loss) excluding net charges related to depreciation, long-lived asset impairment, restructuring, and amortization of intangible assets and stock-based compensation. The Company believes that its Non-GAAP measure of operating income/(loss) provides investors with a useful supplemental measure of the Company’s operating performance by excluding the impact of non-cash charges and restructuring activities. Each of the excluded items (depreciation, long-lived asset impairment, amortization of intangible assets and stock-based compensation and restructuring) were excluded because they may be considered to be of a non-operational or non-cash nature. Historically, the Company has recorded significant impairment and restructuring charges. These charges, as well as charges related to depreciation and amortization of intangible assets and stock-based compensation, have been excluded for the purpose of enhancing the understanding by both management and investors of the underlying baseline operating results and trends of the business, which management uses to evaluate our financial performance for purposes of planning and forecasting future periods. Non-GAAP operating income/(loss) does not have any standardized definition and therefore is unlikely to be comparable to similar measures presented by other reporting companies. These Non-GAAP results should not be evaluated in isolation of, or as a substitute for the Company’s financial results prepared in accordance with US GAAP. The Company’s usage of these Non-GAAP financial measures, and the underlying methodology in excluding certain charges, is not necessarily an indication of the results of operations that may be expected in the future, or that the Company will not, in fact, incur such charges in future periods.”

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-0022

Note 9. Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets, page 64

Comment 19. Addressing paragraph 30 of SFAS 142, tell us in detail how you determined that you have one reporting unit. Also, addressing paragraphs 34 and 35 of SFAS 142, tell us in detail how you assigned goodwill to your reporting unit.

Response:

The Company has determined that it has two reporting units. These reporting units, Supply Chain Management Services (SCM) and Marketing Distribution Services (MDS), represent components of the Company’s sole operating business, SalesLink, and have been aggregated for segment reporting purposes in accordance with the provisions of SFAS No. 131 (see the Company’s response to Comment No. 17 above). The Company has assigned SalesLink’s $22.1 million of goodwill to the SCM ($19.4 million) and MDS ($2.7 million) reporting units using the relative fair value approach.

The Company proposes to revise the indicated disclosure as follows:

“In accordance with the provisions of SFAS No. 142, the Company has designated reporting units for purposes of assessing goodwill impairment. The standard defines a reporting unit as the lowest level of an entity that is a business and that can be distinguished, physically and operationally and for internal reporting purposes, from the other activities, operations, and assets of the entity. Based on the provisions of the standard, the Company has determined that it currently has two reporting units for purposes of goodwill impairment testing. Following the adoption of SFAS No. 142, the Company concluded that there was no impairment indicated as of August 1, 2002. Additionally, the Company’s policy is to perform its annual impairment testing for all reporting units in the fourth quarter of each fiscal year. The Company performed its annual impairment test in the fourth quarter of fiscal 2004 and concluded goodwill was not impaired. At July 31, 2004 the Company’s carrying value of goodwill totaled $22.1 million.”

Note 14 – Commitments and contingencies, page 71

Comment 20. Tell us about the nature and terms of the exclusive naming and sponsorship rights agreement at inception and as amended. Tell us about the nature of the $20 million one-time charge recorded in 2002. Tell us how you accounted for this agreement at inception, at the amendment date and prospectively.

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-0023

Response:

On August 22, 2000 the Company acquired the exclusive naming and sponsorship rights to the New England Patriots’ new stadium, to be known as “CMGI Field,” for a period of 15 years. In return for the naming and sponsorship rights, CMGI agreed to pay $7.6 million per year ($3.8 million on each January 1 and June 1, beginning on January 1, 2002) for the first 10 years with consumer price index adjustments for years eleven through fifteen. The opening date of the new stadium was scheduled for the first pre-season home game of the 2002/2003 football season. The primary elements of the naming and sponsorship rights were as follows:

[* * * * *]

On August 5, 2002, the Company entered into an amended and restated corporate sponsorship agreement with the owners of the New England Patriots stadium. This agreement runs through December 31, 2015 and provides for payments by CMGI of $1.6 million annually ($800K on each January 15 and July 15, beginning on January 15, 2003). Effective as of the date of this agreement, CMGI relinquished substantially all rights associated with the stadium in return for a reduction of approximately $80.0 million of future contractual obligations to the owners of the stadium. The amended sponsorship agreement provides the Company with certain limited rights as follows:

[* * * * *]

Accounting for the Arrangement

On January 1, 2002 and June 1, 2002, respectively, CMGI made payments of $3.8 million to the owners of the New England Patriots stadium in accordance with the terms of the original naming and sponsorship rights agreement. These payments, which totaled $7.6 million, were recorded as prepaid expenses and were to be amortized monthly beginning with the opening of the stadium in 2002.

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-0024

As of July 31, 2002, the Company and the owners of the New England Patriots’ stadium had agreed to the terms of the amended sponsorship agreement, which was signed on August 5, 2002. The Company’s relinquishment of its stadium rights resulted in the Company having a contractual obligation for which it would receive no future economic benefit. Accordingly, on July 31, 2002, the Company recorded a charge to selling expense of approximately $20.0 million, which represented the present value of the future payments to be made in connection with the arrangement plus a portion of the prepaid stadium balance for which the Company expected to receive no future economic benefit. In addition, for the period from August 2002 through January 2003, the Company also amortized the remaining prepaid stadium balance of approximately [* * * * *], for which the Company received an economic benefit, to selling expense in connection with [* * * * *]. The present value of the Company’s future obligation for the stadium is reflected on the Company’s balance sheet as a component of Other Current Liabilities and Other Long-term Liabilities. Interest on the stadium obligation accretes each month to interest expense and the liability is reduced as each semi-annual payment is made.

Form 8-K furnished on August 2, 2004

Comment 21. We note that the audit report for Modus Media, Inc. is not signed by the auditors. You need to comply with Article 2 of Regulation S-X.

Response:

On August 2, 2004, we were in possession of PricewaterhouseCoopers LLP’s signed audit report for Modus Media, Inc. However, due to a clerical error, the EDGAR version of the audit report included with the Current Report on Form 8-K filed on August 2, 2004 inadvertently omitted the conformed signature of PricewaterhouseCoopers LLP (“PwC”).

We have commenced preparation of an Amendment No. 1 to Current Report on Form 8-K/A in order to include PwC’s audit report with a conformed signature and have requested that PwC provide their required consent thereto. At this time, the Form 8-K/A would include updated financial statements of Modus Media to include the financial results of the acquired company for the periods ended June 30, 2004 and 2003 (the “Modus June 30 Financials”). In connection therewith, we have been informed by PwC that it is that firm’s policy that the Modus June 30 Financials be reviewed by an independent registered public accounting firm in accordance with SAS 100 prior to their inclusion in the Form 8-K/A and prior to PwC issuing the required consent.

A SAS 100 review of the Modus June 30 Financials will require the Company to expend substantial time, effort and expense. We have inquired of PwC as to its availability to conduct the review which it insists it will require in order to issue its consent, and have been informed that given other client demands, it is not in a position to render these services at this time. Nonetheless, the Company intends to file the Form 8-K/A with the conformed audit report upon the earliest to occur of (i) the completion of the SAS 100 review of the Modus June 30 Financials by an independent registered public accounting firm, if such a review is undertaken and (ii) such time that such a review is no longer required (such as in the case of the Company filing consolidated financial results including one year of results of the acquired company).

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-0025

If you have any questions with regard to these responses, need further information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 663-5001.

Very truly yours,

/s/ Thomas Oberdorf
Thomas Oberdorf

Enclosures

cc:	Larry Spirgel
Alonso Rodriguez
Ivette Leon
Ted Yu
(Securities and Exchange Commission)

Confidential Treatment Requested by CMGI, Inc.

Page CMGI 2005-0026

EXHIBIT A

[* * * * *]

Confidential Treatment Requested by CMGI, Inc.

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EXHIBIT B

[* * * * *]

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Page CMGI 2005-00 28

EXHIBIT C

[* * * * *]